PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	September 30,	December 31,
	2004	2003
Short-term debt	$35.8	50.5
Current portion of long-term debt	294.1	204.6
Long-term debt	1,304.8	1,703.9

Total debt	1,634.7	1,959.0
Minority interests in consolidated subsidiaries	501.2	70.2
Shareholders’ equity	4,016.5	3,063.8

Total capitalization	$6,152.4	5,093.0

Ratio of total debt to total capitalization	26.6%	38.5%